UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

Information to be included in statements filed pursuant to Rule 13d-1(a) and amendments thereto filed pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

MARRIOTT VACATIONS WORLDWIDE CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

             57164Y107

(CUSIP Number)

Stephanie M. Loughlin

Venable LLP

600 Massachusetts Avenue, N.W.

Washington, D.C. 20001 (202) 344-8300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 16, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

SCHEDULE 13D/A

CUSIP No. 57164Y107	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) J.W. Marriott, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 140,074*
	8	SHARED VOTING POWER 2,570,075**
	9	SOLE DISPOSITIVE POWER 140,074*
	10	SHARED DISPOSITIVE POWER 2,570,075**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,710,149
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%***
14	TYPE OF REPORTING PERSON IN

* Consists of the following: (a) 79,443 shares held by J.W. Marriott, Jr. as sole trustee of a revocable trust; and (b) 60,631 shares attributable to SARs held by J.W. Marriott, Jr. currently exercisable or exercisable within 60 days of March 2, 2017. SAR underlying share amounts are based on the $92.93 closing price of Marriott Vacations Worldwide Corporation common stock on March 2, 2017.

** Consists of the following: (a) 266,922 shares held by seven trusts for the benefit of the children of Richard E. Marriott and his brother, J.W. Marriott, Jr., for which Richard E. Marriott and J.W. Marriott, Jr. serve as co-trustees; (b) 67,306 shares owned by The J. Willard & Alice S. Marriott Foundation, a charitable foundation, for which J.W. Marriott, Jr., Richard E. Marriott, and certain of their children serve as trustees; (c) 2,002,797 shares beneficially owned by JWM Family Enterprises, Inc., for which J. W. Marriott, Jr. serves as a director; (d) 171,019 shares held by three trusts for the benefit of J.W. Marriott, Jr.’s children, for which the spouse of J.W. Marriott, Jr. serves as a trustee; (e) 4,955 shares owned by three trusts for the benefit of John W. Marriott III’s children, for which the spouse of J.W. Marriott, Jr. serves as a trustee; (f) 3,500 shares owned by the J. Willard Marriott Jr. Foundation, for which J.W. Marriott, Jr. serves as a trustee; (g) 28,576 shares held in a revocable trust, of which J.W. Marriott, Jr.’s spouse is the sole trustee; and (h) 25,000 shares owned by six trusts for the benefit of the grandchildren and great-grandchildren of J.W. Marriott, Jr., for which the spouse of J.W. Marriott, Jr. serves as a trustee. J.W. Marriott, Jr. disclaims beneficial ownership of the foregoing shares in excess of his pecuniary interest.

*** The denominator is based on: (a) 27,097,068 shares of common stock outstanding as of February 17, 2017, as reported on the cover page of the Form 10-K for the year ended December 31, 2016; and (b) 60,631 shares attributable to SARs that are currently exercisable or exercisable within 60 days of March 2, 2017.

Schedule 13D/A Marriott Vacations Worldwide Corporation	Page 3 of 6 Pages

This Amendment No. 3 on Schedule 13D/A (this “Amendment”) is being filed by J.W. Marriott, Jr. (the “Reporting Person”). The shares of Common Stock of the Issuer held by the Reporting Person and reported on this Amendment were previously reported on a Schedule 13D, filed on November 30, 2011, as amended by Amendment No. 1, filed on March 13, 2013, and Amendment No. 2, filed on November 21, 2013 (the “Schedule 13D”), that was jointly filed by the Reporting Person, Deborah Marriott Harrison, David Sheets Marriott, Estate of Stephen Garff Marriott, John W. Marriott III, Stephen Blake Marriott, JWM Family Enterprises, Inc. and JWM Family Enterprises, L.P. This Amendment supersedes the information contained in the Schedule 13D with respect to the Reporting Person.

Item 1. Security and Issuer

The class of equity securities to which this Amendment relates is the Common Stock, par value $0.01 per share (the “MVWC Stock”), of Marriott Vacations Worldwide Corporation, a Delaware corporation (“MVWC”). The principal executive offices of MVWC are located at 6649 Westward Boulevard, Orlando, FL 32821.

Item 2. Identity and Background

The business address of the Reporting Person is as follows:

J.W. Marriott, Jr.

c/o Marriott International, Inc.

10400 Fernwood Road

Bethesda, MD 20817

The present principal occupation of the Reporting Person is Executive Chairman and Chairman of the Board, Marriott International, Inc.

During the last five years, the Reporting Person has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The outstanding shares of MVWC Stock reported as beneficially owned by the Reporting Person were acquired: (i) as part of the spin-off of MVWC by Marriott International, Inc. (“MI”); (ii) the dissolution of a limited partnership of which the Reporting Person was a general partner; or (iii) by gift. Shares of MVWC Stock that can be acquired through the exercise of stock options (“Options”), stock appreciation rights (“SARs”) and restricted stock units (“RSUs”) are based on corresponding awards to acquire shares of Class A Common Stock, par value $0.01 per share, of MI that were outstanding as November 21, 2011, the distribution date.

Schedule 13D/A Marriott Vacations Worldwide Corporation	Page 4 of 6 Pages

Item 4. Purpose of Transaction

The Reporting Person does not have any plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) See Items 11 and 13 and the footnotes thereto of the cover page to this Amendment, which are incorporated herein by reference, for the aggregate number of shares and percentage of the issued and outstanding MVWC Stock owned by the Reporting Person.

(b) See Items 7 and 9 and the footnotes thereto of the cover page to this Amendment, which are incorporated herein by reference, for the aggregate number of shares of MVWC Stock beneficially owned by the Reporting Person as to which there is sole power to vote or direct the vote or sole power to dispose or to direct the disposition of such shares of MVWC Stock.

See Items 8 and 10 and the footnotes thereto of the cover page to this Amendment, which are incorporated herein by reference, for the aggregate number of shares of MVWC Stock beneficially owned by the Reporting Person as to which there is shared power to vote or direct the vote or shared power to dispose or to direct the disposition of such shares of MVWC Stock.

To the best of the Reporting Person’s knowledge, the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared is contained in the Schedule 13D.

(c) The Reporting Person has effected the following transactions in the MVCW Stock during the past sixty days:

•      On February 27, 2017, the Reporting Person exercised 15,000 SARs, thereby acquiring 7,320 VAC shares. These shares were sold on the open market in multiple transactions at prices ranging from $96.49 to $98.39.

•      On February 28, 2017, The J. Willard & Alice S. Marriott Foundation, a charitable foundation, for which J.W. Marriott, Jr., Richard E. Marriott, and certain of their children serve as trustees gifted 47,293 shares to various institutions.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of MVWC Stock referred to in paragraphs (a) and (b) above.

(e) Not applicable.

Schedule 13D/A Marriott Vacations Worldwide Corporation	Page 5 of 6 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

3/7/2017	By:	/s/ J.W. Marriott, Jr.
Date		J.W. Marriott, Jr.